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02005516

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 23 2002 WASH. D.C. 316 PROCESSING SECTION

SEC FILE NUMBER
8- 19298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-1-00 (MM/DD/YY) AND ENDING 10-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carolan & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Weybosset Street
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis P. Carolan — 401-331-1932
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sansiveri, Kimball & McNamee, L.L.P.
(Name — *if individual, state last, first, middle name*)

55 Dorrance Street	Providence	RI	02903
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Richard F. Carolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolan & Co., Inc., as of October 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Comm Exp 3/11/03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part II INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ○ Alternate ◉ [0011]

Name of Broker Dealer: CAROLAN & CO., INC. [0013]

SEC File Number: 8- 19298 [0014]

Address of Principal Place of Business: 10 WEYBOSSET STREET [0020]

PROVIDENCE [0021] RI [0022] 02903 [0023]

Firm ID: 7016 [0015]

For Period Beginning 11/01/2000 [0024] And Ending 10/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: FRANCIS P. CAROLAN, VICE PRESI [0030] Phone: 401-331-1932 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

				Allowable	Non-Allowable	Total
1.	Cash			38,401 [0200]		38,401 [0750]
2.	Cash segregated in compliance with federal and other regulations			13,967 [0210]		13,967 [0760]
3.	Receivable from brokers or dealers and clearing organizations:					
	A.	Failed to deliver:				
		1.	Includable in "Formula for Reserve Requirements"	[0220]		
		2.	Other	[0230]		0 [0770]
	B.	Securities borrowed:				
		1.	Includable in "Formula for Reserve Requirements"	[0240]		
		2.	Other	[0250]		0 [0780]
	C.	Omnibus accounts:				
		1.	Includable in "Formula for Reserve Requirements"	[0260]		
		2.	Other	[0270]		0 [0790]
	D.	Clearing Organizations:				
		1.	Includable in "Formula for Reserve Requirements"	[0280]		
		2.	Other	[0290]		0 [0800]
	E.	Other		[0300]	[0550]	0 [0810]
4.	Receivables from customers:					
	A.	Securities accounts:				

	1.	Cash and fully secured accounts:	[0310]		
	2.	Partly secured accounts	[0320]	[0560]	
	3.	Unsecured accounts		[0570]	
	B.	Commodity accounts	[0330]	[0580]	
	C.	Allowance for doubtful accounts	[0335]	[0590]	0 [0820]
5.		Receivables from non-customers:			
	A.	Cash and fully secured accounts	[0340]		
	B.	Partly secured and unsecured accounts	[0350]	6,000 [0600]	6,000 [0830]
6.		Securities purchased under agreements to resell	[0360]	[0605]	0 [0840]
7.		Securities and spot commodities owned, at market value:			
	A.	Bankers acceptances, certificates of deposit and commercial paper	[0370]		
	B.	U.S. and Canadian Government obligations	15,628 [0380]		
	C.	State and municipal government obligations	2,988,765 [0390]		
	D.	Corporate obligations	[0400]		
	E.	Stocks and warrants	996,898 [0410]		
	F.	Options	[0420]		
	G.	Arbitrage	[0422]		
	H.	Other securities	[0424]		
	I.	Spot commodities	[0430]		4,001,291 [0850]
8.		Securities owned not readily marketable:			

	A. At cost	[0130]			
	B. At estimated fair value		[0440]	3,300 [0610]	3,300 [0860]
9.	Other investments not readily marketable:				
	A. At cost	[0140]			
	B. At estimated fair value		[0450]	146 [0620]	146 [0870]
10.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
	A. Exempted securities	[0150]			
	B. Other	[0160]	[0460]	[0630]	0 [0880]
11.	Secured demand notes - market value of collateral:				
	A. Exempted securities	[0170]			
	B. Other	[0180]	[0470]	[0640]	0 [0890]
12.	Memberships in exchanges:				
	A. Owned, at market value	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of company, at market value			[0660]	0 [0900]
13.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]

14.	Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost(net of accumulated depreciation and amortization)	[0490]	8,659 [0680]	8,659 [0920]
15.	Other Assets:			
	A. Dividends and interest receivables	18,630 [0500]	[0690]	
	B. Free shipments	[0510]	[0700]	
	C. Loans and advances	[0520]	[0710]	
	D. Miscellaneous	29,333 [0530]	131,130 [0720]	179,093 [0930]
16.	**TOTAL ASSETS**	4,101,622 [0540]	149,235 [0740]	4,250,857 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17.	Bank loans payable:			
	A. Includable in "Formula for Reserve Requirements"			[1460]
	B. Other			[1470]
18.	Securities sold under repurchase agreements			[1480]
19.	Payable to brokers or dealers and clearing organizations:			
	A. Failed to receive:			
	1. Includable in "Formula for Reserve Requirements"			[1490]
	2. Other			[1500]
	B. Securities loaned:			
	1. Includable in "Formula for Reserve Requirements"			[1510]
	2. Other			[1520]
	C. Omnibus accounts:			
	1. Includable in "Formula for Reserve Requirements"			[1530]
	2. Other			[1540]
	D. Clearing organizations:			
	1. Includable in "Formula for Reserve Requirements"			[1550]
	2. Other			1,736,635 [1560]
	E. Other:			[1570]
20.	Payable to customers:			

A. Securities accounts including free credits of ________ [0950] ________ [1580]

B. Commodities acccounts ________ [1590]

21. Payable to non customers:

A. Securities accounts ________ [1600]

B. Commodities accounts ________ [1610]

22. Securities sold not yet purchased at market value including arbitrage

of ________ [0960] ________ [1620]

23. Accounts payable and accrued liabilities and expenses:

A. Drafts payable ________ [1630]

B. Accounts payable ________ [1640]

C. Income taxes payable ________ [1650]

D. Deferred income taxes ________ [1660]

E. Accrued expenses and other liabilities 48,366 [1670]

F. Other ________ [1680]

24. Notes and mortgages payable:

A. Unsecured ________ [1690]

B. Secured 20,000 [1700]

25. Liabilities subordinated to claims of general creditors:

A. Cash borrowings ________ [1710]

1. from outsiders ________ [0970]

2.	Includes equity subordination (15c3-1 (d)) of [0980]				
B.	Securities borrowings, at market value:				[1720]
	from outsiders [0990]				
C.	Pursuant to secured demand note collateral agreements				[1730]
1.	from outsiders [1000]				
2.	Includes equity subordination (15c3-1 (d)) of [1010]				
D.	Exchange memberships contributed for use of company at market value				[1740]
E.	Accounts and other borrowings not qualified for net capital purposes		[1220]		[1750]
26.	**TOTAL LIABILITIES:**		[1230]	[1450]	1,805,001 [1760]

Ownership Equity

				Total
27.	Sole proprietorship			[1770]
28.	Partnership-limited partners		[1020]	[1780]
29.	Corporation			
	A.	Preferred stock		[1791]
	B.	Common stock		5,140 [1792]
	C.	Additional paid-in capital		48,044 [1793]

D.	Retained earnings	2,677,463 [1794]
E.	Total	2,730,647 [1795]
F.	Less capital stock in treasury	-284,791 [1796]
30.	**TOTAL OWNERSHIP EQUITY:**	2,445,856 [1800]
31.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	4,250,857 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 11/01/2000 [3932] Period Ending 10/31/2001 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		65,937 [3935]
	b.	Commissions on transactions in exchange listed equity securities executed over-the-counter		66,587 [3937]
	c.	Commissions on listed options transactions		2,818 [3938]
	d.	All other securities commissions		63,763 [3939]
	e.	Total securities commissions		199,105 [3940]
2.	Gains or losses on firm securities trading accounts:			
	a.	From market making in over-the-counter equity securities		[3941]
		i. Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]	
	b.	From trading in debt securities		652,783 [3944]
	c.	From market making in options on a national securities exchange		[3945]
	d.	From all other trading		[3949]
	e.	Total gains or (losses)		652,783 [3950]
3.	Gains or losses on firm securities investment accounts			
	a.	Includes realized gains (losses)	-21,119 [4235]	
	b.	Includes unrealized gains (losses)	-750,958 [4236]	
	c.	Total realized and unrealized gains (losses)		-772,077 [3952]
4.	Profits or (losses) from underwriting and selling groups			14,029 [3955]
	a.	Includes underwriting income from corporate equity securities	[4237]	
5.	Margin interest			[3960]
6.	Revenue from sale of investment company shares			[3970]
7.	Fees for account supervision, investment advisory and administrative services			[3975]

8.	Revenue from research services		[3980]
9.	Commodities revenue		[3990]
10.	Other revenue related to securities business		130,724 [3985]
11.	Other revenue		27,477 [3995]
12.	Total revenue		252,041 [4030]

EXPENSES

13.	Registered representatives' compensation		547,284 [4110]
14.	Clerical and administrative employees' expenses		113,324 [4040]
15.	Salaries and other employment costs for general partners, and voting stockholder officers		[4120]
a.	Includes interest credited to General and Limited Partners capital accounts	[4130]	
16.	Floor brokerage paid to certain brokers (see definition)		[4055]
17.	Commissions and clearance paid to all other brokers (see definition)		[4145]
18.	Clearance paid to non-brokers (see definition)		147,451 [4135]
19.	Communications		22,613 [4060]
20.	Occupancy and equipment costs		57,512 [4080]
21.	Promotional costs		367 [4150]
22.	Interest expense		89,214 [4075]
a.	Includes Interest on accounts subject to subordination agreements	[4070]	
23.	Losses in error account and bad debts		[4170]
24.	Data processing costs (including service bureau service charges)		19,455 [4186]
25.	Non-recurring charges		[4190]
26.	Regulatory fees and expenses		5,863 [4195]
27.	Other expenses		126,505 [4100]
28.	Total expenses		1,129,588 [4200]

NET INCOME

29.	Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		-877,547 [4210]
30.	Provision for Federal income taxes (for parent only)		51,000 [4220]

31.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
32.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
33.	Cumulative effect of changes in accounting principles		[4225]
34.	Net income (loss) after Federal income taxes and extraordinary items		-928,547 [4230]

MONTHLY INCOME

35.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	55,928 [4211]

See notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B ______ [4586]

   A. Number of items ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ______ [4588]

   A. Number of items ______ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

   Yes (selected) [4584]
   No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		0 [4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		[4425A]	[4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			0 [4425]	
11.	TOTAL CREDITS			0 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	0 [4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days	[4460]	

15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F) ______ [4465]

16. Other (List)

	[4469A]	[4469B]
	[4469C]	[4469D]
	[4469E]	[4469F]
		0 [4469]

17. **Aggregate debit items ______ 0 [4470]

18. **less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i)) ______ 0 [4471]

19. **TOTAL 15c3-3 DEBITS ______ 0 [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ______ [4480]

21. Excess of total credits over total debits (line 11 less line 19) ______ [4490]

22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits ______ [4500]

23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period ______ 13,967 [4510]

24. Amount on deposit (or withdrawal) including ______ [4520]

______ [4515]

value of qualified securities

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including ______ 13,967 [4530]

______ [4525]

value of qualified securities

26. Date of deposit (MM/DD/YYYY) ______ [4540]

FREQUENCY OF COMPUTATION

Daily ○ Weekly ◉ Monthly ○

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			2,445,856 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			2,445,856 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			2,445,856 [3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		149,235 [3540]	
	1. Additional charges for customers' and non-customers' security accounts		[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
	B. Aged fail-to-deliver		[3570]	
	1. Number of items	[3450]		
	C. Aged short security differences-less reserve of	[3460]	[3580]	
	number of items	[3470]		
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
	F. Other deductions and/or charges		[3610]	

G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x). [3615]

H. Total deductions and/or charges: -149,235 [3620]

7. Other additions and/or credits (List)

	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions: 2,296,621 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments	[3660]	
B. Subordinated securities borrowings	[3670]	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commerical paper	[3680]	
2. U.S. and Canadian government obligations	613 [3690]	
3. State and municipal government obligations	136,052 [3700]	
4. Corporate obligations	[3710]	
5. Stocks and warrants	149,535 [3720]	
6. Options	[3730]	
7. Arbitrage	[3732]	
8. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		

	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-286,200 [3740]

10. Net Capital: 2,010,421 [3750]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	0 [3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3880]
24.	Net capital requirement (greater of line 22 or 23)	250,000 [3761]
25.	Excess net capital (line 10 less 24)	1,760,421 [3910]
26.	Percentage of Net Capital in Aggregate Debits (line 10 by line 17)	[3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 by line 17)	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	1,890,421 [3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital

   A. Partnership Capital:

      1. General Partners ______ [4700]
      2. Limited ______ [4710]
      3. Undistributed Profits ______ [4720]
      4. Other 0 [4730]

Description	Amount
[4730A]	[4730B]
[4730C]	[4730D]
[4730E]	[4730F]

      5. Sole Proprietorship ______ [4735]

   B. Corporation Capital:

      1. Common Stock ______ [4740]
      2. Preferred Stock ______ [4750]
      3. Retained Earnings (Dividends and Other) ______ [4760]
      4. Other (describe below) 0 [4770]

Description	Amount
[4770A]	[4770B]
[4770C]	[4770D]
[4770E]	[4770F]

2. Subordinated Liabilities

   A. Secured Demand Notes ______ [4780]

   B. Cash Subordinations ______ [4790]

   C. Debentures ______ [4800]

   D. Other 0 [4810]

Description	Amount
[4810A]	[4810B]
[4810C]	[4810D]
[4810E]	[4810F]

3. Other Anticipated Withdrawals

A.	Bonuses	[4820]
B.	Voluntary Contributions to Pension or Profit Sharing Plans	[4860]
C.	Other	0 [4870]

Description	Amount
[4870A]	[4870B]
[4870C]	[4870D]
[4870E]	[4870F]

Total 0 [4880]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			3,374,403 [4240]
	A.	Net income (loss)		-928,547 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			2,445,856 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	